UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Life Time Fitness, Inc.

(Exact name of Registrant as specified in its charter)

Minnesota	001-32230	41-1689746
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2902 Corporate Place Chanhassen, Minnesota	55317
(Address of principal executive offices)	(Zip Code)

Brian Senger (952) 947-0000

(Name and Telephone Number of Contact Person)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

This Form SD of Life Time Fitness, Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities and Exchange Act of 1934, as amended (the “Rule”), for the reporting period January 1, 2014 to December 31, 2014.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Subject Minerals”). The “Covered Countries” for the purposes of the Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

Conflict Minerals Disclosure

As an operator of distinctive, resort-like sports, professional fitness, family recreation and spa destinations, and also a provider of other healthy way of life products and services, the Company does not manufacture any products. However, the Company may be deemed to “contract to manufacture” certain timing hardware in connection with the Company’s athletic events’ registration and timing business because it specifies certain contractual terms which may require the use of certain Subject Minerals. The timing hardware is sold to event organizers and event timing companies for use at athletic events. The timing hardware which the Company contracts to manufacture is a control unit (the “Controllers”) that controls and collects the applicable timing information from all flashpoints and antennas that track participant timing tags. The power boards included within the Company’s Controllers contain Subject Minerals (specifically, tin and gold), which are necessary to the functionality or production of the Controllers.

The Company has conducted a good faith reasonable country of origin inquiry regarding the Subject Minerals included within the Controllers. This good faith reasonable country of origin inquiry was reasonably designed to determine whether any of the Subject Minerals originated in the Covered Countries and whether any of the Subject Minerals may be from recycled or scrap sources. Based on this reasonable country of origin inquiry, the Company determined that it has no reason to believe that the Subject Minerals necessary to the functionality of its Controllers may have originated in the Covered Countries. In addition, the Company reasonably believes that certain of the Subject Minerals necessary to the functionality of the Controllers came from recycled or scrap sources.

The following is a description of the reasonable country of origin inquiry (“RCOI”) the Company undertook:

•	The Company contacted the manufacturer of the Controllers to determine whether the Controllers contained Subject Minerals necessary to the functionality or production of the Controllers.

•	The Company determined that the manufacturer of the Controllers had completed due diligence measures based on the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) initiative with the smelters and refiners of Subject Minerals who provide those Subject Minerals to the manufacturer’s suppliers. The Company’s manufacturer confirmed the following:

•	The Company’s manufacturer has a policy for conflict-free sourcing.

•	The Company’s manufacturer requires its direct suppliers to be conflict-free.

•	The Company’s manufacturer has implemented due diligence measures for conflict-free sourcing.

•	The Company’s manufacturer has required that its suppliers conduct a reasonable country of origin inquiry with respect to all Subject Minerals used in the manufacturing of the Controllers to ensure traceability throughout its supply chain to establish the origin of the Subject Minerals using the EICC/GeSI Conflict Minerals Reporting Template.

•	The Company’s manufacturer verifies the due diligence information received from suppliers through document review and takes corrective action management if necessary.

•	The Company completed a detailed review of the manufacturer’s completed EICC/GeSI Conflict Minerals Reporting Template to establish the origin of the Subject Minerals necessary for the functionality of its Controllers. Based on the information contained in the Conflict Minerals Reporting Template, the Subject Minerals originated outside of a Covered Country and some of the Subject Minerals came from recycled or scrap sources.

As a result of our RCOI described above, the Company determined that it has no reason to believe that the Subject Minerals necessary to the functionality of its Controllers (tin and gold) may have originated in the Covered Countries. Further, the Company reasonably believes that certain of the Subject Minerals necessary to the functionality of its Controllers (tin) came from recycled or scrap sources.

This information is publicly available at http://investor.lifetimefitness.com/phoenix.zhtml?c=136737&p=irol-latest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIFE TIME FITNESS, INC.

Date: May 29, 2015	By:	/s/ Erik A. Lindseth
Erik A. Lindseth
Senior Vice President and General Counsel